Keyport Life Insurance Company
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

December 11, 2003

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Variable Account A ("Registrant") of Keyport Life Insurance Company ("Depositor")
Request for Withdrawal of Registration Statement on Form N-4
(File No. 333-56306)
CIK: 0001007573

Commissioners:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant and Depositor hereby request an order granting the immediate withdrawal of the Registration Statement on Form N-4 (File No. 333-56306) together with all amendments thereof and exhibits thereto (the "Registration Statement"), on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 28, 2001 and a pre-effective amendment was filed on March 6, 2003.

The Registrant and Depositor have determined that they do not want to pursue the offering contemplated by the registration Statement at this time in light of the proposed reorganization of the Depositor scheduled to take place on or about December 31, 2003 as stated in the No-Action Request previously submitted to the Commission. Because the Registrant and Depositor have determined that they will not proceed with the offering at this time, they believe that the withdrawal of the Registration Statement is appropriate.

The Registrant and Depositor also request that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form N-4 in the following manner: "Withdrawn upon request of the Registrant and Depositor, the Commission consenting thereto."

If you have any questions regarding this application for withdrawal, please contact the undersigned at (781) 263-6402.

Sincerely,

/s/ Sandra M. DaDalt

Sandra M. DaDalt

Senior Counsel